Exhibit 3.1

AMENDMENT NO. 2 TO
BYLAWS
OF
OWENS REALTY MORTGAGE, INC.

Section 7 of Article II of the Bylaws of Owens Realty Mortgage is hereby deleted in its entirety and replaced with the following:

"SECTION 7.  Voting.

A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any matter which may properly come before the meeting other than the election of directors, unless more than a majority of the votes cast is required by statute or by the charter of the Corporation. A majority of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director; provided, however, that if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees (including those proposed nominees identified in any notices delivered pursuant to Section 11 of this Article II and not withdrawn by such date, determined ineligible or determined by the Board of Directors (or a committee thereof) to not create a bona fide election contest) exceeds the number of directors to be elected, the directors shall be elected by a plurality of all the votes cast at any such meeting of stockholders duly called and at which a quorum is present.  For the purposes of this section, a majority of all the votes cast means that the number of shares voted "For" a director must exceed the number of shares cast "Against" that director.  Unless otherwise provided by statute or by the charter, each outstanding share of the Corporation's common stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voces unless the chairman of the meeting shall order that voting be by ballot or otherwise."